Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We conduct all of our operations through our subsidiary in Japan, BloomZ Japan. BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since our inception in 2017, we have been devoting ourselves to providing audio production services as well as voice acting educational services to Japanese youth who wish to become professional voice actors.

Audio Production

Since our inception in 2017, we have provided comprehensive audio production services for animations and video games. The procedure of comprehensive audio production begins once the animation/video game-producing company initially completes the visual works of the animation/video game and generally consists of dubbing, BGM producing, and mixing.

We have developed certain cooperating models with animation/video game-producing companies, under which we receive the audio production fees from the production committee/video game-producing companies for our comprehensive audio production services. In particular, we can choose to invest in the whole animation-producing project under the cooperating model for animation production and would be entitled to share the profit based on our investment ratio after the animations are sold.

The fees paid by the production committee/video game-producing companies for our comprehensive audio production services are the primary income of our audio production business and they amounted to approximately JPY39,683 thousand and JPY54,650 thousand during the six months ended March 31, 2025 and 2024, which accounted for approximately 47.0% and 44.7% of our total revenue for those periods, respectively.

VTuber Management

We commenced our VTuber management business in December 2021. A “VTuber” is a virtual character (animated character) we create by utilizing motion-capture technology for our streamers to provide their voice to stream real-time videos featuring human facial expressions and gestures, which can also communicate and interact with audiences through the chat function by embedding in live-streaming platforms.

“Hoshimeguri Gakuen” is a VTuber group we have managed and operated since its debut in December 2021, consisting of 15 of the affiliated VTubers as of the date of this annual report. Our affiliated VTubers mainly focus on real-time live streaming on online platforms such as YouTube, Niconico and Twitch, such as chatting, singing, and game live streaming. Besides interactive real-time live streaming, we also sell goods and digital merchandise featuring the virtual characters of our affiliated VTubers on FANBOX and BOOTH. In addition, our affiliated VTubers participate and perform in online live streaming events held by other companies, as well as offline events held at brick-and-mortar stores and other locations.

Most of the revenue of the VTuber management business was from the profits distributed by the online platforms and the performing fees distributed by the host companies of live streaming events. For the six months ended March 31, 2025 and 2024, the revenue generated from the VTuber management business was JPY39,600 thousand and JPY59,083 thousand, which accounted for approximately 46.9% and 48.3% of our total revenue for those periods, respectively. Among the sources of revenue generated from the VTuber management business during the six months ended March 31, 2025, 26.4%, 14.5%, and 59.1% came from YouTube, BOOTH, and others, respectively. During the six months ended March 31, 2024, 10.7%, 52.5%, and 36.8% came from YouTube, BOOTH, and others, respectively.

Voice Actor Workshops

We have provided professional and practical voice acting educational services through our voice actor workshops since our inception in 2017. In cooperation with active professional voice actors, we regularly host physical voice actor workshops four times a month.

To cultivate young voice actors and their abilities to work as a professional, we provide our members basic vocalization-related lessons and combine actual animation and video game scripts into the training sections to equip them with practical skills and mannerisms in dubbing and audio production. As of March 31, 2025, we had 17 active registered members who had participated in our workshops.

We generally charge every registered member a membership fee of JPY22 thousand monthly for four lessons in one month. Membership fees from the registered members provide the primary income of our voice actor workshop business, and they amounted to approximately JPY2,020 thousand and JPY2,040 thousand during the six months ended March 31, 2025 and 2024, which accounted for approximately 2.4% and 1.7% of our total revenue for those periods, respectively.

Key Operating Metrics

In assessing the performance of our businesses, we review and focus on our key financial performance indicators — revenue, gross profit and gross margin, and operating income and operating margin.

Revenue

Revenue includes the proceeds from the audio production business, the VTuber management business, and the voice actor workshop business, whereas the cost of goods sold primarily includes the labor outsourcing costs incurred in delivering revenue.

Operating Profit and Operating Margin

Operating profit is the difference between our revenue and cost of revenue, selling, general, and administrative (“SG&A”) expenses, and depreciation and amortization. Operating margin is the operating profit expressed as a percentage of revenue.

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table sets forth our statements of operations for the six months ended March 31, 2025 and 2024:

	Six Months Ended March 31,				Change (2025 vs. 2024)
(in thousands, except change % data)	2025($)	2025(¥)	2024($)	2024(¥)	$	¥	YoY %
Revenue
Audio production and talent management business	265	39,683	365	54,650	(100)	(14,967)	(27.4)%
Internet business	264	39,600	394	59,083	(130)	(19,483)	(33.0)%
Workshop business	14	2,020	13	2,040	1	(20)	(1.0)%
Distributions from investments	21	3,191	44	6,604	(23)	(3,413)	(51.7)%
Total Revenue	564	84,494	816	122,377	(252)	(37,883)	(31.0)%
Costs and Expenses
Cost of revenue	458	68,643	546	81,850	(88)	(13,207)	(16.1)%
Selling, General and Administrative Expenses	1,298	194,563	349	52,274	949	142,289	272.2%
Depreciation and amortization	59	8,881	44	6,635	15	2,246	33.9%
Total Costs and Expenses	1,815	272,087	939	140,759	876	131,328	93.3%
Operating Loss	(1,251)	(187,593)	(123)	(18,382)	(1,129)	(169,211)	920.5%
% of revenue	(222.0)%	(222.0)%	(15.0)%	(15.0)%
Interest income (expense), net	9	1,475	-	(92)	9	1,567	(1,703.3)%
Other income (loss)	(100)	(15,016)	-	58	(100)	(15,074)	(25,989.7)%
Loss before income tax	(1,342)	(201,134)	(123)	(18,416)	(1,219)	(182,718)	992.2%
Income tax expense	-	-	-	-	-	-	-%
Net Loss	(1,342)	(201,134)	(123)	(18,416)	(1,219)	(182,718)	992.2%

Revenue

Revenue decreased by ¥37,883 thousand ($252 thousand) or 31.0% to ¥84,494 thousand ($564 thousand), primarily due to the following factors:

●	Revenue from audio production and talent management business decreased by ¥14,967 thousand ($100 thousand), or 27.4%, to ¥39,683 thousand ($265 thousand) during the six months ended March 31, 2025. The decrease was mainly due to the timing of deliveries for animation production;

●	Revenue from the internet business significantly decreased by ¥19,483 thousand ($130 thousand), or 33.0%, to ¥39,600 thousand ($264 thousand) during the six months ended March 31, 2025. The decrease was mainly due to the Company’s withdrawal from the novel game sales business;

●	Revenue from the workshop business was ¥2,020 thousand ($14 thousand) during the six months ended March 31, 2025, remaining almost unchanged from the prior period (a change of only 1.0%);

●	Revenue from distribution from investments decreased by ¥3,413 thousand ($23 thousand), or 51.7%, to ¥3,191 thousand ($21 thousand) during the six months ended March 31, 2025. The decrease was mainly due to the timing of the start of broadcasting for animation productions.

Cost of Revenue

Total cost of revenue decreased by ¥13,207 thousand ($88 thousand), or 16.1%, to ¥68,643 thousand ($458 thousand), while revenue decreased by 30.9%, the reduction in cost of revenue was not proportionate to the decline in revenue. As a result, the gross profit margin fell by 14.4 points, from 33.1% to 18.8%. The main reason was lower-than-expected revenue from certain talent production projects, which reduced profitability.

SG&A Expenses and Depreciation and Amortization Expenses and Operating Margin

Total selling, general, and administrative, or SG&A, expenses increased by ¥142,289 thousand ($949 thousand), or 272.2%, to ¥194,563 thousand ($1,298 thousand), primarily due to higher professional fees associated with fundraising and compliance requirements.

Depreciation and amortization expenses increased by ¥2,246 thousand ($15 thousand), or 33.9%, to ¥8,881 thousand ($59 thousand), primarily due to the increase in joint investments.

Operating loss increased by ¥169,211 thousand ($1,128 thousand), or 920.5%, to an operating loss of ¥187,593 thousand ($1,251 thousand) during the six months ended March 31, 2025 from an operating loss of ¥18,382 thousand ($123 thousand) during the six months ended March 31, 2024. Operating margin decreased from a loss of 15.0% to a loss of 222.0%.

Interest Income/Expenses, Net

Net interest income increased by ¥1,567 thousand ($9 thousand), or 1,703.3%, to ¥1,475 thousand ($9 thousand), mainly due to the ¥200,000 thousand loan provided to CyberStep in August 2024.

Other Income/Expenses, net

Other expenses was ¥15,016 thousand ($100 thousand), primarily consists of expenditures associated with the termination of unprofitable talent projects.

Net Loss

As a result, net loss was ¥201,134 thousand ($1,342 thousand) during the six months ended March 31, 2025 compared to a net loss of ¥18,416 thousand ($123 thousand) during the six months ended March 31, 2024.

Cash Flows/Liquidity

As of March 31, 2025 and 2024, we had cash of ¥70,774 thousand ($472 thousand) and ¥29,070 thousand ($194 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal uses for liquidity have been to fund media rights bids for animation projects in our audio production business and for daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months; however, our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

	Six Month Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	¥(201,134)	¥(18,416)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,661	6,635
Foreign currency translation gains	(7,129)	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	9,076	(7,751)
Short-term loan Receivable	78,391	—
Prepaid expenses and other current assets	19,568	(4,450)
Deferred costs	42,070	(18,308)
Other Assets	637	—
Accounts payable and accrued expenses	(7,495)	17,898
Other current liabilities	(17,212)	87,428
Net cash (used in)/provided by operating activities	(71,567)	63,036
Cash flows from investing activities:
Purchase of intangible assets – participation rights	—	(79,950)
Net cash used in investing activities	—	(79,950)
Cash flows from financing activities
Proceeds from cash issuance of shares	10,151	—
Payment of deferred offering costs	(17,761)	(41,351)
Repayments of long-term debt	(3,120)	(1,020)
Repayment of lease liabilities	(2,697)	(1,600)
Proceeds from a loan from related party	—	30,000
Net cash (used in)/provided by financing activities	(13,427)	(13,971)
Effect of exchange rate change on cash and cash equivalents	7,129	—
Net (decrease)/increase in cash and cash equivalents	(77,865)	(30,885)
Cash and cash equivalents at beginning of period	148,639	59,955
Cash and cash equivalents at end of period	¥70,774	¥29,070

Supplemental disclosures of cash flow information:
Cash paid for interest	¥134	¥92
Cash paid for income taxes	—	—

Operating Activities

Net cash used in operating activities was ¥71,567 thousand ($477 thousand) during the six months ended March 31, 2025, compared to net cash provided by operating activities of ¥63,036 thousand ($421 thousand) during the six months ended March 31, 2024, primarily due to the increase in net loss.

Investing Activities

Net cash used in investing activities decreased from ¥79,950 thousand ($533 thousand) during the six months ended March 31, 2024 to zero during the six months ended March 31, 2025, mainly because there were no new joint investments during the six months ended March 31, 2025.

Financing Activities

Net cash used in financing activities was ¥13,427 thousand ($90 thousand) during the six months ended March 31, 2025, compared to a cash outflow of ¥13,971 thousand ($93 thousand) during the six months ended March 31, 2024, remaining almost unchanged between the two periods.

Debt

The Company’s borrowings as of March 31, 2025 and September 30, 2024, including short-term and long-term positions, consisted of the following:

			Yen in thousands
	Interest Rate	Maturity	As of March 31, 2025	As of September 30, 2024
Term loan with Japan Finance Corporation	0.95 to 1.45%	30-Jun-29	¥26,520	¥29,640
Total long-term debt			26,520	29,640
Current portion of long-term debt, net of debt issuance costs			(6,240)	(6,240)
Long-term debt, excluding current portion, net of debt issuance costs			¥20,280	¥23,400

Contractual Obligations and Commitments

	As of March 31, 2025
	Payments due by period:
Yen in thousands	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥26,520	¥6,240	¥12,480	¥6,240	¥1,560
Operating lease payments	7,164	5,520	1,644	—	—
Total	¥33,684	¥11,760	¥14,124	¥6,240	¥1,560

Critical Accounting Polices and use of Estimates

Basis of Presentation

The accompanying financial statements appearing elsewhere in this prospectus are presented in Japanese yen, the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with U.S. GAAP.

Going Concern

The Company had a loss of ¥201,134 thousand and ¥18,416 thousand for the six months ended March 31, 2025 and 2024, respectively. The operating losses had resulted in an accumulated deficit of ¥438,646 thousand and ¥237,512 thousand as of March 31, 2025 and September 30, 2024, respectively.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s Ordinary Shares, other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment, deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and provision of talent management business, internet business, and workshop business. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and non-cancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the six months ended March 31, 2025 and 2024. During the fiscal year ended September 30, 2023, the Company started sales of novel games as part of their Internet business. The Company evaluated the relationships with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current, and operating lease liabilities — noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Quantitative and Qualitative Disclosure about Market Risk

Currency Risk

We transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Market Risk

We derive revenue primarily from animation content and other visual and entertainment mediums which feature animation or digital content. We believe the end-market demands for such content will continue to increase in the foreseeable future and believe that products such as merchandises and film adaptations that serve this demand will continue to be in demand.